BOWNE INTEGRATED TYPESETTING SYSTEM   Site: BOWNE OF NEW YORK
Name: GSAM TAXABLE INVESTM
Queue: BNY_CPS
Description: Form N-CSR

[E/O]   CRC: 56113
EDGAR 2

Phone: (212)924-5500   Operator: BNY30453T   Date: 9-JAN-2004 13:48:48.53
MNY E92041   001.00.00.00   0/2

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-CSR

CERTIFIED SHAREHOLDER REPORT OF REGISTERED MANAGEMENT INVESTMENT
COMPANIES

Investment Company Act file number 811-5349

Goldman Sachs Trust

(Exact name of registrant as specified in charter)

4900 Sears Tower, Chicago, Illinois 60606-6303

(Address of principal executive offices) (Zip code)

Howard B. Surloff, Esq.	Copies to:
Goldman, Sachs & Co.	Jeffrey A. Dalke, Esq.
One New York Plaza	Drinker Biddle & Reath LLP
New York, New York 10004	One Logan Square
	18th and Cherry Streets
	Philadelphia, PA 19103

(Name and address of agents for service)

Registrant's telephone number, including area code: (312) 655-4400

Date of fiscal year end: October 31

Date of reporting period: October 31, 2003

ITEM 1.   REPORTS TO STOCKHOLDERS.

The Annual Report to Stockholders is filed herewith.

Goldman Sachs
Emerging Markets Debt Fund

ANNUAL REPORT

October 31, 2003

 Asset
Management

Goldman Sachs Emerging Markets Debt Fund

NOT FDIC-INSURED	May Lose Value	No Bank Guarantee

Dear Shareholder:

This report provides an overview on the performance of the Goldman Sachs Emerging Markets Debt Fund during the period from its inception on August 29, 2003 through October 31, 2003.

Performance Review
Over the period that ended October 31, 2003, the Fund's Class A and Institutional Shares generated cumulative total returns, without sales charges, of 3.36% and 3.52%, respectively. These returns compare to the 3.59% cumulative total return of the Fund's benchmark, the J.P. Morgan EMBI Global Diversified Index.

The Fund's relative returns were hurt by its underweight position in Turkey as well as a long position in Colombia that was held during the country's political referendum. On the other hand, the Fund benefited from its overweight position in Brazil and Ecuador.

Investment Objective
The Fund seeks a high level of total return consisting of income and capital appreciation.

Portfolio Composition
At the end of the reporting period, the Fund held overweight positions in Latin America, and was underweight in Eastern Europe and the Middle East. Our favorite credits included Brazil, the Dominican Republic, and Mexico. On the other hand, we are cautiously positioned in the Philippines, Turkey and Venezuela. We are currently targeting a portfolio duration close to the duration of the J.P. Morgan EMBI Global Diversified Index, which was 5.44 years as of October 31, 2003.

Portfolio Highlights
We seek to outperform the benchmark through country selection and by identifying individual securities that we feel offer relative value. While the majority of the Fund's holdings rose in value during the brief reporting period, its positions in Brazil and Ecuador generated some of the best results.

We thank you for your investment and look forward to your continued confidence.

Goldman Sachs Global Fixed Income Investment Management Team
November 10, 2003

The Fund commenced operations on August 29, 2003. Since the Fund has less than one year's performance, no performance information is provided in this section.

Statement of Investments

October 31, 2003

Principal Amount	Interest Rate	Maturity Date	Value
Emerging Markets Debt—88.0%			
Central Bank of Nigeria			
$500,000	6.25%	11/15/2020	$432,500
Dominican Republic (B-/B1)			
200,000	9.50	09/27/2006	172,000
200,000	9.04	01/23/2013	152,000
Federal Republic of Brazil (B+/B2)			
300,000	14.50	10/15/2009	371,250
200,000	12.00	04/15/2010	225,800
166,240	8.00	04/15/2014	155,643
645,000	12.25	03/06/2030	703,050
240,000	11.00	08/17/2040	234,240
Ivory Coast@∅			
190,000	2.00	03/29/2018	33,250
Malaysia (A-/Baal)			
400,000	7.50	07/15/2011	467,945
Ministry Finance of Russia (BB/Bal)			
150,000	3.00	05/14/2006	144,375
Ministry Finance of Russia (BB/Ba2)			
920,000	3.00	05/14/2008	811,900
Republic of Bulgaria (BB+/Ba2)			
55,000	8.25	01/15/2015	62,563
200,000	8.25†	01/15/2015	227,500
Republic of Chile (A-/Baal)			
280,000	5.63	07/23/2007	299,053
Republic of Colombia (BB/Ba2)			
250,000	10.50	07/09/2010	271,250
260,000	11.75	02/25/2020	296,920
Republic of Ecuador (CCC+/Caa2)@			
590,000	7.00	08/15/2030	395,300
Republic of El Salvador (BB+/Baa3)			
200,000	8.50	07/25/2011	217,000
50,000	7.75~	01/24/2013	51,500
Republic of Korea (A-/A3)			
200,000	8.88	04/15/2008	240,570
Republic of Panama (BB/Bal)~			
250,000	9.38	04/01/2006	282,500
Republic of Peru (BB-/Ba3)			
50,000	9.13	02/21/2012	55,875
250,000	9.88	02/06/2015	239,338
112,800	5.00#	03/07/2017	105,468
Republic of Philippines (BB/Bal)~			
50,000	9.50	10/21/2006	55,375
245,000	9.38	01/18/2012	259,994
Republic of Poland (BBB+/A2)			
70,000	6.25	07/03/2012	75,600
Republic of South Africa (BBB/Baa2)			
150,000	7.38	04/25/2012	167,250
Republic of Turkey (B+/B1)			
95,000	11.75	06/15/2010	115,662
600,000	11.88	01/15/2030	754,500
Republic of Venezuela (B-/Caa1)			
30,000	5.38	08/07/2010	22,290
50,000	10.75†	09/19/2013	47,250
110,000	9.25	09/15/2013	88,880
321,420	1.88#	12/18/2007	297,313
166,660	2.19#	03/31/2007	152,911

Principal Amount	Interest Rate	Maturity Date	Value
Republica Orient Uruguay (B-/B3)			
$118,079	10.50%	10/20/2006	$120,145
Russian Federation (BB/Baa3)#			
870,000	5.00	03/31/2030	812,911
Ukraine Government (B/B2)			
100,000	7.65	06/11/2013	99,750
United Mexican States (BBB-/Baa2)			
400,000	6.38	01/16/2013	412,000
80,000	5.88	01/15/2014	78,400
400,000	11.38	09/15/2016	564,000
330,000	11.50	05/15/2026	474,375
TOTAL EMERGING MARKETS DEBT (Cost $11,046,846)			$11,247,396
Repurchase Agreement—0.8%			
Joint Repurchase Agreement Account II^			
$100,000	1.06%	11/03/2003	$100,000
Maturity Value: $100,009			
TOTAL REPURCHASE AGREEMENT (Cost $100,000)			$100,000
TOTAL INVESTMENTS (Cost $11,146,846)			$11,347,396

† Securities are exempt from registration under rule 144A of the Securities Act of 1933. Such securities may be resold, normally to qualified institutional buyers, in transactions exempt from registration. Total market value of 144A securities amounted to $274,750, which represents 2.2% of net assets as of October 31, 2003.

Variable rate securities. Coupon rates disclosed are those which are in effect at October 31, 2003.

@ Coupon increases periodically based upon a predetermined schedule. Stated interest rate in effect at October 31, 2003.

^ Joint repurchase agreement was entered into on October 31, 2003.

~ Securities with "Put" features with resetting interest rates. Maturity dates disclosed are the next interest reset date.

∅ Security currently in default.

The percentage shown for each investment category reflects the value of investments in that category as a percentage of net assets.

Security ratings disclosed are issued by Standard & Poor's/Moody's Investors Service and are unaudited. A description of the ratings is available in the Fund's Statement of Additional Information.

The accompanying notes are an integral part of these financial statements.

Statement of Investments (continued)

October 31, 2003

	As a % of Net Assets
Debt Classification by Country	
Russia	13.8%
Brazil	13.2
Mexico	12.0
Turkey	6.8
Venezuela	4.8
Columbia	4.4
Malaysia	3.7
Nigeria	3.4
Ecuador	3.1
Peru	3.1
Dominican Republic	2.5
Philippines	2.5
Bulgaria	2.3
Chile	2.3
Panama	2.2
El Salvador	2.1
Korea	1.9
South Africa	1.3
Uruguay	0.9
Ukraine	0.8
Poland	0.6
Ivory Coast	0.3
TOTAL DEBT	**88.0%**

The accompanying notes are an integral part of these financial statements.

Statement of Assets and Liabilities
October 31, 2003

Assets:	
Investment in securities, at value (identified cost $11,146,846)	$11,347,396
Cash	1,019,552
Receivables:	
Investment securities sold	786,831
Interest (net of allowances)	198,212
Fund shares sold	438
Reimbursement from investment adviser	25,224
Total assets	**$13,377,653**

Liabilities:	
Payables:	
Investment securities purchased	511,890
Fund shares repurchased	4,326
Amounts owed to affiliates	16,449
Accrued expenses and other liabilities	68,629
Total liabilities	**601,294**

Net Assets:	
Paid-in capital	12,539,598
Accumulated net realized gain on investments	36,211
Net unrealized gain on investments	200,550
NET ASSETS	**$12,776,359**
Net asset value, offering and redemption price per share: [a]	
Class A	$10.22
Institutional	$10.23
Shares outstanding:	
Class A	106,487
Institutional	1,143,134
Total shares outstanding, $.001 par value (unlimited number of shares authorized)	1,249,621

(a) Maximum public offering price per share (NAV per share multiplied by 1.0471) for Class A shares is $10.70.

The accompanying notes are an integral part of these financial statements.

Statement of Operations

For the Period from August 29, 2003 (commencement of operations) to October 31, 2003

Investment income:	
Interest (net of allowances)[a]	$132,402
Total income	132,402

Expenses:	
Management fees	15,543
Printing fees	31,352
Professional fees	22,577
Organization expenses	10,000
Registration fees	6,775
Custody and accounting fees	5,512
Transfer Agent fees [b]	825
Distribution and Service fees	160
Other	1,850
Total expenses	94,594
Less — expense reductions	(77,830)
Net expenses	16,764
NET INVESTMENT INCOME	115,638

Realized and unrealzied gain on investments:	
Net realized gain from investment transactions	50,078
Net unrealized gain on investments	200,550
Net realized and unrealized gain on investments	250,628
NET INCREASE IN NET ASSETS RESULTING FROM OPERATIONS	$366,266

[a] Net of $287 in foreign withholding tax.
[b] Class A and Institutional Class had Transfer Agent fees of $61 and $764, respectively.

The accompanying notes are an integral part of these financial statements.

Statement of Changes in Net Assets

For the Period from August 29, 2003 (commencement of operations) to October 31, 2003

From operations:	
Net investment income	$ 115,638
Net realized gain on investments	50,078
Net unrealized gain on investments	200,550
Net increase in net assets resulting from operations	366,266

Distributions to shareholders:	
From net investment income	
Class A Shares	(1,969)
Institutional Shares	(130,523)
Total distributions to shareholders	(132,492)

From share transactions:	
Proceeds from sales of shares	22,681,510
Reinvestment of distributions	132,492
Cost of shares repurchased	(10,271,417)
Net increase in net assets resulting from share transactions	12,542,585
NET INCREASE	12,776,359

Net assets:	
Beginning of period	-
End of period	$ 12,776,359

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements

October 31, 2003

1. ORGANIZATION

Goldman Sachs Trust (the "Trust") is a Delaware statutory trust registered under the Investment Company Act of 1940 (as amended) as an open-end management investment company. The Trust includes the Goldman Sachs Emerging Markets Debt Fund (the "Fund"). The Fund is a diversified portfolio offering two classes of shares — Class A and Institutional.

Investing in securities of foreign companies and foreign governments involves special risks which include the possibility of future political and economic developments which could adversely affect the value of such securities. Moreover, securities of many foreign companies and foreign governments and their markets may be less liquid and their prices more volatile than those of comparable U.S. companies and the United States government. The Fund invests in the Sovereign Debt Obligations of countries that are considered emerging markets countries at the time of purchase. Therefore, the Fund is susceptible to governmental factors and economic developments adversely affecting the economies of these emerging markets countries. In addition, these debt obligations may be less liquid and subject to greater volatility than debt obligations of more developed countries.

2. SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies consistently followed by the Fund. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that may affect the reported amounts. Actual results could differ from those estimates.

A. Investment Valuation — Portfolio securities for which accurate market quotations are readily available are valued on the basis of quotations furnished by a pricing service or provided by dealers in such securities. Short-term debt obligations maturing in sixty days or less are valued at amortized cost. Portfolio securities for which accurate market quotations are not readily available are valued based on yield equivalents, pricing matrices or other sources, under valuation procedures established by the Trust's Board of Trustees. Investments in securities traded on a U.S. or foreign securities exchange (other than a security traded through the Nasdaq National Market System) are valued daily at their last price on the principal exchange on which they are traded. If no sale occurs, securities are valued at the last bid price.

B. Security Transactions and Investment Income — Security transactions are recorded as of the trade date. Realized gains and losses on sales of portfolio securities are calculated using the identified-cost basis. Interest income is recorded on the basis of interest accrued, net of foreign withholding taxes and reclaims, where applicable. Market discounts, original issue discount and market premiums on debt securities are amortized to interest income over the life of the security with a corresponding adjustment in the cost basis of that security.

Net investment income (other than class specific expenses), unrealized and realized gains or losses are allocated daily to each class of shares of the Fund based upon the relative proportion of net assets of each class.

C. Federal Taxes — It is the Fund's policy to comply with the requirements of the Internal Revenue Code applicable to regulated investment companies and to distribute each year substantially all of its investment company taxable income and capital gains to its shareholders. Accordingly, no federal tax provision is required. Dividends and distributions to shareholders are recorded on ex-dividend date. Income distributions are declared daily and paid monthly. Capital gain distributions, if any, are declared and paid annually.

The characterization of distributions to shareholders for financial reporting purposes is determined in accordance with Federal income tax rules. Therefore, the source of the Fund's distributions may be shown in the accompanying financial statements as either from net investment income or net realized gain on investment transactions, or from paid-in capital, depending on the type of book/tax differences that may exist.

D. Expenses — Expenses incurred by the Trust that do not specifically relate to an individual Fund of the Trust are allocated to the Funds on a straight-line or pro rata basis depending upon the nature of the expense.

Class A Shares bear all expenses and fees relating to their Distribution and Service Plans. Each class of shares separately bears its respective class-specific transfer agency fees.

E. Foreign Currency Translations — The books and records of the Fund are maintained in U.S. dollars. Amounts denominated in foreign currencies are translated into U.S. dollars on the following basis: (i) investment valuations, foreign currency and other assets and liabilities initially expressed in foreign currencies are converted each business day into U.S. dollars based upon current exchange rates; and (ii) purchases and sales of foreign investments, income and expenses are converted into U.S. dollars based upon currency exchange rates prevailing on the respective dates of such transactions.

Net realized and unrealized gain (loss) on foreign currency transactions will represent: (i) foreign exchange gains and losses from the sale and holdings of foreign currencies and the sale of foreign denominated debt obligations; (ii) gains and losses from the sale of investments; (iii) gains and losses between trade date and settlement date on investment securities transactions and forward exchange contracts; and (iv) gains and losses from the difference between amounts of interest and foreign withholding taxes recorded and the amounts actually received.

Notes to Financial Statements (continued)

October 31, 2003

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

F. Segregation Transactions — The Fund may enter into certain derivative transactions to seek to increase total return. Forward foreign currency exchange contracts, futures contracts, written options, when-issued securities and forward commitments represent examples of such transactions. As a result of entering into those transactions, the Fund is required to segregate liquid assets on the accounting records equal to or greater than the market value of the corresponding transactions.

G. Repurchase Agreements — Repurchase agreements involve the purchase of securities subject to the seller's agreement to repurchase them at a mutually agreed upon date and price. During the term of a repurchase agreement, the value of the underlying securities held as collateral on behalf of the Funds, including accrued interest, is required to equal or exceed the value of the repurchase agreement, including accrued interest. The underlying securities for all repurchase agreements are held in safekeeping at the Fund's custodian or designated subcustodians under triparty repurchase agreements.

3. AGREEMENTS

Goldman Sachs Funds Management, L.P., ("GSFM"), a subsidiary of The Goldman Sachs Group, Inc., was renamed Goldman Sachs Asset Management, L.P. ("GSAM") effective at the end of April 2003 and assumed Goldman, Sachs & Co.'s ("Goldman Sachs") investment advisory responsibilities under its Investment Management Agreement (the "Agreement") with the Trust on behalf of the Fund. The fees payable under the Agreement, and the personnel who manage the Fund, did not change as a result of GSAM's assumption of responsibilities. Under this Agreement GSAM manages, subject to the general supervision of the Trust's Board of Trustees, the Fund's portfolio. As compensation for the services rendered pursuant to the Agreement, the assumption of the expenses related thereto, and administering the Fund's business affairs, including providing facilities, GSAM is entitled to a fee ("Management Fee") computed daily and payable monthly, at an annual rate equal to 0.80% of the average daily net assets of the Fund.

GSAM has voluntarily agreed to limit certain "Other Expenses" of the Fund (excluding Management fees, Distribution and Service fees, Transfer Agent fees and expenses, taxes, interest, brokerage, litigation, indemnification costs, shareholder meeting and other extraordinary expenses), to the extent that such expenses exceed, on an annual basis, 0.04% (rounded) of the average daily net assets of the Fund. For the period ended October 31, 2003, GSAM reimbursed approximately $77,200. In addition, the Fund has entered into certain expense offset arrangements with the custodian resulting in a reduction of the Fund's expenses. For the period ended October 31, 2003, custody fee offsets amounted to approximately $500.

The Trust, on behalf of the Fund, has adopted a Distribution and Service Plan (the "Plan"). Under the Plan, Goldman Sachs and/or Authorized Dealers are entitled to a monthly fee from the Fund for distribution services equal, on an annual basis, to 0.25% of the Fund's average daily net assets attributed to Class A Shares. Additionally, Goldman Sachs and/or Authorized Dealers are entitled to receive, under the Plan, a separate fee for personal and account maintenance services equal to, on an annual basis, 0.25% of the average daily net assets attributed to Class A Shares. For the period ended October 31, 2003, Goldman Sachs has voluntarily agreed to waive a portion of the Distribution and Service fees equal to, on an annual basis, 0.25% of the average daily net assets attributed to Class A Shares. For the year ended October 31, 2003, Goldman Sachs has waived approximately $100 of the Distribution and Service fees attributable to the Class A Shares. Goldman Sachs may discontinue or modify this waiver in the future at its discretion.

Goldman Sachs serves as Distributor of the shares of the Fund pursuant to a Distribution Agreement. Goldman Sachs may receive a portion of the Class A sales load. During the period ended October 31, 2003, Goldman Sachs advised the Fund that it did not retain any amounts for Class A Shares.

Goldman Sachs also serves as Transfer Agent of the Fund for a fee. Fees charged for such transfer agency services are calculated daily and payable monthly at an annual rate as follows: 0.19% of the average daily net assets for Class A Shares and 0.04% of the average daily net assets for Institutional Shares.

As of October 31, 2003, the amounts owed to affiliates were approximately $15,500, $100, and $800 for Management, Distribution and Service, and Transfer Agent fees, respectively.

4. PORTFOLIO SECURITIES TRANSACTIONS

The cost of purchases and proceeds of sales and maturities of securities (excluding short-term investments) for the period ended October 31, 2003, were $16,294,651 and $5,297,479, respectively.

Notes to Financial Statements (continued)
October 31, 2003

5. JOINT REPURCHASE AGREEMENT ACCOUNT

The Fund, together with other registered investment companies having management agreements with Goldman Sachs Asset Management International and GSAM or their affiliates, transfer uninvested cash into joint accounts, the daily aggregate balance of which is invested in one or more repurchase agreements.

At October 31, 2003, the Fund had undivided interests in the following Joint Repurchase Agreement Account II which equaled $100,000 in principal amount. At October 31, 2003, the following repurchase agreements held in this joint account were fully collateralized by Federal Agency obligations.

Repurchase Agreements	Principal Amount	Interest Rate	Maturity Date	Maturity Value
Banc of America Securities LLC	$100,000,000	1.06%	11/03/2003	$ 100,008,833
Barclays Capital PLC	500,000,000	1.06	11/03/2003	500,044,167
Credit Suisse First Boston Corp.	300,000,000	1.06	11/03/2003	300,026,500
Deutsche Bank Securities, Inc.	420,000,000	1.06	11/03/2003	420,037,100
Greenwich Capital Markets	300,000,000	1.06	11/03/2003	300,026,500
J.P. Morgan Chase & Co.	345,300,000	1.07	11/03/2003	345,330,789
Lehman Brothers, Inc.	250,000,000	1.13	11/03/2003	250,023,438
UBS LLC	600,000,000	1.04	11/03/2003	600,052,000
Westdeutsche Landesbank AG	175,000,000	1.06	11/03/2003	175,015,458
TOTAL JOINT REPURCHASE AGREEMENT ACCOUNT II	$2,990,300,000			$2,990,564,785

6. ADDITIONAL TAX INFORMATION

The tax character of distributions paid during the period ended October 31, 2003 was as follows:

Distributions paid from:	
Ordinary Income	$ 132,492
Total taxable distributions	$ 132,492

As of October 31, 2003, the components of accumulated earnings (losses) on a tax basis were as follows:

Undistributed ordinary income — net	$ 43,836
Unrealized gains — net	192,925
Total accumulated earnings — net	$ 236,761

As of October 31, 2003, the Fund's aggregate security unrealized gains and losses based on cost for U.S. federal income tax purposes was as follows:

Tax Cost	$11,154,471
Gross unrealized gain	263,676
Gross unrealized loss	(70,751)
Net unrealized security gain (loss)	$ 192,925

The difference between book-basis and tax-basis unrealized gains (losses) is primarily attributable to wash sales.

7. OTHER MATTERS

As of October 31, 2003, the Goldman Sachs Growth and Income Strategy Portfolio and the Goldman Sachs Growth Strategy Portfolio were beneficial owners of approximately 48.2% and 36.0% of the Emerging Markets Debt Fund, respectively.

Notes to Financial Statements (continued)

October 31, 2003

8. CERTAIN RECLASSIFICATIONS

In order to present the capital accounts on a tax basis, the Fund reclassified $2,987 and $13,867 to undistributed net investment income from paid-in capital and from accumulated net realized gain on investments, respectively. These reclassifications have no impact on the net asset value of the Fund. Reclassifications result primarily from the difference in the tax treatment of organization costs.

9. SUMMARY OF SHARE TRANSACTIONS

Share activity is as follows:

	For the Period from August 29, 2003 (commencement of operations) to October 31, 2003	
	Shares	Dollars
Class A Shares		
Shares sold	106,450	$ 1,086,691
Reinvestment of dividends and distributions	201	1,969
Shares repurchased	(164)	(1,667)
	106,487	1,086,993
Institutional Shares		
Shares sold	2,137,191	21,594,819
Reinvestment of dividends and distributions	12,779	130,523
Shares repurchased	(1,006,836)	(10,269,750)
	1,143,134	11,455,592
NET INCREASE	1,249,621	$ 12,542,585

Financial Highlights
Selected Data for a Share Outstanding Throughout the Period

		Income from investment operations			Distributions to shareholders							Ratios assuming no expense reductions			
	Net asset value, beginning of period	Net investment income [c]	Net realized and unrealized gain	Total from investment operations	From net investment income	Net asset value, end of period	Total return[a]	Net assets, end of period (in 000's)	Ratio of net expenses to average net assets[b]	Ratio of net investment income to average net assets[b]	Ratio of expenses to average net assets[b]	Ratio of net investment income to average net assets[b]	Portfolio turnover rate		
FOR THE PERIOD ENDED OCTOBER 31,															
2003--Class A Shares (commenced August 29, 2003)	$ 10.00	$ 0.08	$ 0.26	$ 0.34	$ (0.12)	$ 10.22	3.36%	$ 1,088	1.28%	5.35%	5.53%	1.10%	49%		
2003--Institutional Shares (commenced August 29, 2003)	10.00	0.11	0.24	0.35	(0.12)	10.23	3.52	11,688	0.88	5.96	4.88	1.96	49		

(a) Assumes investment at the net asset value at the beginning of the period, reinvestment of all dividends and distributions, a complete redemption of the investment at the net asset value at the end of the period and no sales or redemption charges. Total return would be reduced if a sales or redemption charge were taken into account. Total returns for periods less than one full year are not annualized. Returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares.

(b) Annualized.

(c) Calculated based on the average shares outstanding methodology.

The accompanying notes are an integral part of these financial statements.

Report of Ernst & Young LLP, Independent Auditors

To the Shareholders and Board of Trustees
Goldman Sachs Trust

We have audited the accompanying statement of assets and liabilities of Goldman Sachs Emerging Markets Debt Fund (one of the Funds comprising the Goldman Sachs Trust) (the "Fund"), including the statement of investments, as of October 31, 2003, the related statement of operations, the statement of changes in net assets and the financial highlights for the period from August 29, 2003 (commencement of operations) to October 31, 2003. These financial statements and financial highlights are the responsibility of the Fund's management. Our responsibility is to express an opinion on these financial statements and financial highlights based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and financial highlights are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and financial highlights. Our procedures included confirmation of securities owned as of October 31, 2003 by correspondence with the custodian and others. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and financial highlights referred to above present fairly, in all material respects, the financial position of Goldman Sachs Emerging Markets Debt Fund at October 31, 2003, the results of its operations, the changes in its net assets and the financial highlights for the period from August 29, 2003 to October 31, 2003, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

New York, New York
December 18, 2003

Trustee and Officers (Unaudited)
Independent Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Ashok N. Bakhru Age: 61	Chairman & Trustee	Since 1991	President, ABN Associates (July 1994–March 1996 and November 1998–Present); Executive Vice President – Finance and Administration and Chief Financial Officer, Coty Inc. (manufacturer of fragrances and cosmetics) (April 1996–November 1998); Director of Arkwright Mutual Insurance Company (1984–1999); Trustee of International House of Philadelphia (program center and residential community for students and professional trainees from the United States and foreign countries) (1989-Present); Member of Cornell University Council (1992-Present); Trustee of the Walnut Street Theater (1992-Present); Trustee, Scholarship America (1998-Present); Director, Private Equity Investors–III and IV (November 1998-Present), and Equity-Limited Investors II (April 2002-Present); and Chairman, Lenders Service Inc. (provider of mortgage lending services) (2000-Present). Chairman of the Board and Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
John P. Coblentz, Jr. Age: 62	Trustee	Since 2003	Partner, Deloitte & Touche LLP (June 1975 – May 2003). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Patrick T. Harker Age: 45	Trustee	Since 2000	Dean and Reliance Professor of Operations and Information Management, The Wharton School, University of Pennsylvania (February 2000-Present); Interim and Deputy Dean, The Wharton School, University of Pennsylvania (July 1999-Present); and Professor and Chairman of Department of Operations and Information Management, The Wharton School, University of Pennsylvania (July 1997–August 2000). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
Mary P. McPherson Age: 68	Trustee	Since 1997	Vice President, The Andrew W. Mellon Foundation (provider of grants for conservation, environmental and educational purposes) (October 1997-Present); Director, Smith College (1998-Present); Director, Josiah Macy, Jr. Foundation (health educational programs) (1977-Present); Director, Philadelphia Contributionship (insurance) (1985-Present); Director Emeritus, Amherst College (1986–1998); Director, The Spencer Foundation (educational research) (1993-February 2003); member of PNC Advisory Board (banking) (1993-1998); and Director, American School of Classical Studies in Athens (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Wilma J. Smelcer Age: 54	Trustee	Since 2001	Chairman, Bank of America, Illinois (banking) (1998-January 2001); and Governor, Board of Governors, Chicago Stock Exchange (national securities exchange) (April 2001-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
Richard P. Strubel Age: 64	Trustee	Since 1987	President, COO and Director Unext, Inc. (provider of educational services via the internet) (1999-Present); Director, Cantilever Technologies, Inc. (a private software company) (1999-Present); Trustee, The University of Chicago (1987-Present); and Managing Director, Tandem Partners, Inc. (management services firm) (1990–1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	Gildan Activewear Inc. (an activewear clothing marketing and manufacturing company); Unext, Inc. (provider of educational services via the internet); Northern Mutual Fund Complex (53 Portfolios).

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Gary D. Black Age: 43	Trustee	Since 2002	Managing Director, Goldman Sachs (June 2001-Present); Executive Vice President, AllianceBernstein (investment adviser) (October 2000 – June 2001); Managing Director, Global Institutional Investment Management, Sanford Bernstein (investment adviser) (January 1999 – October 2000); and Senior Research Analyst Sanford Bernstein (investment adviser) (February 1992 – December 1998). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*James McNamara Age: 41	Trustee & Vice President	Since 2002 Since 2001	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998 – December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993 – April 1998). Vice President–Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee–Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None
*Alan A. Shuch Age: 53	Trustee	Since 1990	Advisory Director – GSAM (May 1999-Present); Consultant to GSAM (December 1994 – May 1999); and Limited Partner, Goldman Sachs (December 1994 - May 1999). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).	62	None

Interested Trustees

Name, Address and Age[1]	Position(s) Held with the Trust[2]	Term of Office and Length of Time Served[3]	Principal Occupation(s) During Past 5 Years	Number of Portfolios in Fund Complex Overseen by Trustee[4]	Other Directorships Held by Trustee[5]
*Kaysie P. Uniacke Age: 42	Trustee & President	Since 2001	Managing Director, GSAM (1997-Present).	62	None
		Since 2002	Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies).		
			President – Goldman Sachs Mutual Fund Complex (2002-Present) (registered investment companies).		
			Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997 – 2002) (registered investment companies).		

* These persons are considered to be "Interested Trustees" because they hold positions with Goldman Sachs and own securities issued by The Goldman Sachs Group, Inc. Each Interested Trustee holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

[1] Each Trustee may be contacted by writing to the Trustee, c/o Goldman Sachs, One New York Plaza, 37th Floor, New York, New York, 10004, Attn: Howard B. Surloff.

[2] The Trust is a successor to a Massachusetts business trust that was combined with the Trust on April 30, 1997.

[3] Each Trustee holds office for an indefinite term until the earliest of: (a) the election of his or her successor; (b) the date the Trustee resigns or is removed by the Board of Trustees or shareholders, in accordance with the Trust's Declaration of Trust; (c) the date the Trustee attains the age of 72 years (in accordance with the current resolutions of the Board of Trustees, which may be changed by the Trustees without shareholder vote); or (d) the termination of the Trust.

[4] The Goldman Sachs Mutual Fund Complex consists of the Trust and Goldman Sachs Variable Insurance Trust. As of August 29, 2003, the Trust consisted of 56 portfolios, including the Fund described in this Annual Report, and Goldman Sachs Variable Insurance Trust consisted of 6 portfolios.

[5] This column includes only directorships of companies required to report to the SEC under the Securities Exchange Act of 1934 (i.e., "public companies") or other investment companies registered under the Act.

Additional information about the Trustees is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

Officers of the Trust*

Name, Age And Address	Position(s) Held With the Trust	Term of Office and Length of Time Served[1]	Principal Occupation(s) During Past 5 Years
Kaysie P. Uniacke 32 Old Slip New York, NY 10005 Age: 42	President & Trustee	Since 2002 Since 2001	Managing Director, GSAM (1997-Present). Trustee – Goldman Sachs Mutual Fund Complex (registered investment companies). President – Goldman Sachs Mutual Fund Complex (registered investment companies). Assistant Secretary – Goldman Sachs Mutual Fund Complex (1997–2002) (registered investment companies).
John M. Perlowski 32 Old Slip New York, NY 10005 Age: 38	Treasurer	Since 1997	Managing Director, Goldman Sachs (December 2003-Present); Vice President, Goldman Sachs (July 1995-December 2003). Treasurer – Goldman Sachs Mutual Fund Complex (registered investment companies).
James A. Fitzpatrick 4900 Sears Tower Chicago, IL 60606 Age: 43	Vice President	Since 1997	Managing Director, Goldman Sachs (October 1999– Present); and Vice President of GSAM (April 1997–December 1999). Vice President – Goldman Sachs Mutual Fund Complex (registered investment companies).
James McNamara 32 Old Slip New York, NY 10005 Age: 41	Vice President & Trustee	Since 2001 Since 2002	Managing Director, Goldman Sachs (December 1998-Present); Director of Institutional Fund Sales, GSAM (April 1998–December 2000); and Senior Vice President and Manager, Dreyfus Institutional Service Corporation (January 1993 – April 1998). Vice President—Goldman Sachs Mutual Fund Complex (registered investment companies). Trustee — Goldman Sachs Mutual Fund Complex (registered investment companies).
Howard B. Surloff One New York Plaza 37th Floor New York, NY 10004 Age: 38	Secretary	Since 2001	Managing Director, Goldman Sachs (November 2002–Present); Associate General Counsel, Goldman Sachs and General Counsel to the U.S. Funds Group (December 1997–Present). Secretary – Goldman Sachs Mutual Fund Complex (registered investment companies) (2001-Present) and Assistant Secretary prior thereto.

[1] Officers hold office at the pleasure of the Board of Trustees or until their successors are duly elected and qualified. Each officer holds comparable positions with certain other companies of which Goldman Sachs, GSAM or an affiliate thereof is the investment adviser, administrator and/or distributor.

* Represents a partial list of officers of the Trust. Additional information about all the officers is available in the Fund's Statement of Additional Information which can be obtained from Goldman Sachs free of charge by calling this toll-free number (in the United States): 1-800-292-4726.

GOLDMAN SACHS ASSET MANAGEMENT, L.P.   32 OLD SLIP, 17TH FLOOR, NEW YORK, NEW YORK 10005

Visit our internet address: www.gs.com/funds

The report concerning the Fund included in this shareholder report may contain certain forward-looking statements about the factors that may affect the performance of the Fund in the future. These statements are based on Fund management's predictions and expectations concerning certain future events and their expected impact on the Fund, such as performance of the economy as a whole and of specific industry sectors, changes in the levels of interest rates, the impact of developing world events, and other factors that may influence the future performance of the Fund. Management believes these forward-looking statements to be reasonable, although they are inherently uncertain and difficult to predict. Actual events may cause adjustments in portfolio management strategies from those currently expected to be employed.

This material is not authorized for distribution to prospective investors unless preceded or accompanied by a current Prospectus. Investors should read the Prospectus carefully before investing or sending money.

The fixed income securities of emerging countries are less liquid and are subject to greater price volatility. The securities markets of emerging countries have less governmental regulation and are subject to less extensive accounting and financial reporting requirements than the markets of more developed countries.

Goldman, Sachs & Co. is the distributor of the Funds.

   Date of first use: December 30, 2003 / 03-1951

BOWNE INTEGRATED TYPESETTING SYSTEM   Site: BOWNE OF NEW YORK
Name: GSAM TAXABLE INVESTM

Queue: BNY_CPS
Description: Form N-CSR

[E/O]   CRC: 38664
EDGAR 2

Phone: (212)924-5500   Operator: BNY30453T   Date: 9-JAN-2004 13:48:48.53
MNY E92041   002.00.00.00   0/4

ITEM 2.   CODE OF ETHICS.

    (a)   As of the end of the period covered by this report, the registrant has adopted a code of ethics that applies to the registrant's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, regardless of whether these individuals are employed by the registrant or a third party (the "Code of Ethics"). The Code of Ethics is attached hereto as Exhibit 10(a)(1).

    (b)   During the period covered by this report, no amendments were made to the provisions of the Code of Ethics.

    (c)   During the period covered by this report, the registrant did not grant any waivers, including an implicit waiver, from any provision of the Code of Ethics.

ITEM 3.   AUDIT COMMITTEE FINANCIAL EXPERT.

The registrant's board of trustees has determined that the registrant has at least one "audit committee financial expert" (as defined in Item 3 of Form N-CSR) serving on its audit committee. John P. Coblentz, Jr. is the "audit committee financial expert" and is "independent" (as each term is defined in Item 3 of Form N-CSR).

ITEM 4.   PRINCIPAL ACCOUNTANT FEES AND SERVICES.

Not applicable to annual reports for the year ended October 31, 2003.

ITEM 5.   AUDIT COMMITTEE OF LISTED REGISTRANTS.

Not applicable.

ITEM 6.   [RESERVED]

ITEM 7.   DISCLOSURE OF PROXY VOTING POLICIES AND PROCEDURES FOR CLOSED-END MANAGEMENT INVESTMENT COMPANIES.

Not applicable.

ITEM 8.   PURCHASES OF EQUITY SECURITIES BY CLOSED-END MANAGEMENT INVESTMENT COMPANY AND AFFILIATED PURCHASERS

Not applicable.

ITEM 9.   SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable to annual reports for the year ended October 31, 2003.

ITEM 10.   CONTROLS AND PROCEDURES.

    (a)   The registrant's principal executive and principal financial officers or persons performing similar functions have concluded that the registrant's disclosure controls and procedures (as defined in Rule 30a-3(c) under the Investment Company Act of 1940, as amended (the "1940 Act")) are effective as of a date within 90 days of the filing of this report that includes the disclosure required by this paragraph, based on the evaluation of these controls and procedures required by Rule 30a-3(b) under the 1940 Act and 15d-15(b) under the Securities Exchange Act of 1934, as amended.

    (b)   There were no changes in the registrant's internal control over financial reporting (as defined in Rule 30a-3(d) under the 1940 Act) that occurred during the registrant's last fiscal half-year (the registrant's second fiscal half year in the case of an annual report) that has materially affected, or is reasonably likely to materially affect the registrant's internal control over financial reporting.

ITEM 11.   EXHIBITS.

    (a)(1)   Goldman Sachs Trust's Code of Ethics for Principal Executive and Senior Financial Officers filed herewith.

    (a)(2)   Exhibit 99.CERT   Certifications pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 filed herewith.

    (b)   Exhibit 99.906CERT   Certifications pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 filed herewith

BOWNE INTEGRATED TYPESETTING SYSTEM   Site: BOWNE OF NEW YORK
Name: GSAM TAXABLE INVESTM

Queue: BNY_CPS
Description: Form N-CSR

[E/O]   CRC: 50460
EDGAR 2

Phone: (212)924-5500   Operator: BNY30453T   Date: 9-JAN-2004 13:48:48.53
MNY E92041   003.00.00.00   0/2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Goldman Sachs Trust

By: /s/ Kaysie P. Uniacke
                _____

                Kaysie P. Uniacke
                Chief Executive Officer
                Goldman Sachs Trust

Date: January 9, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934 and the Investment Company Act of 1940, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Kaysie P. Uniacke
                _____

                Kaysie P. Uniacke
                Chief Executive Officer
                Goldman Sachs Trust

Date: January 9, 2004

By: /s/ John M. Perlowski
                _____

                John M. Perlowski
                Chief Financial Officer
                Goldman Sachs Trust

Date: January 9, 2004